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                          June 29, 2023

       Wei Zhang
       Chairwoman
       Color Star Technology Co., Ltd.
       7 World Trade Center, Suite 4621
       New York, NY 10022

                                                        Re: Color Star
Technology Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed June 23, 2023
                                                            File No. 333-272844

       Dear Wei Zhang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Joan Wu, Esq.